Filed pursuant to Rule 433 dated April 7, 2010 relating to Preliminary Pricing Supplement No. 359 dated April 7, 2010 to Registration Statement No. 333-156423
Structured Investments	Morgan Stanley
$
Autocallable Quarterly Review Notes due October 14, 2011 Based on the Performance of a Basket of Two Precious Metals
General
•
The notes are designed for investors who desire exposure to platinum and palladium and who seek early exit prior to maturity at a fixed cash payment if, on any of the first five Review Dates, the Basket Level is at or above the specified Call Level. If the notes are not called prior to maturity, investors will receive a fixed cash payment if the Basket Level is at or above the Call Level on the Final Review Date and are protected at maturity against up to a 15% decline of the Basket Level from the Initial Basket Level on the Final Review Date but will lose some or all of their principal if the Basket Level declines by more than 15%. Due to the Downside Leverage Factor described below, you may lose your entire initial investment. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date pursuant to which a call may be initiated, is July 9, 2010.
•	Senior unsecured obligations of Morgan Stanley maturing October 14, 2011†. All payments on the notes upon an Automatic Early Call or at maturity are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about April 9, 2010 and are expected to settle on or about April 16, 2010.
Key Terms
Issuer:	Morgan Stanley
Basket:	Basket Commodity	Bloomberg ticker symbol*	Initial Commodity Price	Weighting
	Platinum	PLTMLNPM		50%
	Palladium	PLDMLNPM		50%

*Bloomberg ticker symbols are provided for reference purposes only.  With respect to each Basket Commodity, the Initial Commodity Price and the price of the Basket Commodity on any trading day will be determined based on the prices published by the London Platinum and Palladium Market.

Automatic Early Call:
If the Basket Level on any of the first five Review Dates is at or above the Call Level, the notes will be automatically called for a fixed cash payment per note (the “Call Price”) on the third business day following the related Review Date (the “Call Date”).  The Call Price will vary depending on the applicable Review Date:
•  1st Review Date (July 9, 2010): at least $1,027.50** per note (corresponding to at least 102.75% of the Stated Principal Amount)
•  2nd Review Date (October 12, 2010): at least $1,055.00** per note (corresponding to at least 105.50% of the Stated Principal Amount)
•  3rd Review Date (January 10, 2011): at least $1,082.50** per note (corresponding to at least 108.25% of the Stated Principal Amount)
•  4th Review Date (April 11, 2011): at least $1,110.00** per note (corresponding to at least 111.00% of the Stated Principal Amount)
•  5th Review Date (July 11, 2011):  at least $1,137.50** per note (corresponding to at least 113.75% of the Stated Principal Amount)
**The actual Call Price applicable to each Review Date will be determined on the Pricing Date but will not be less than the Call Prices stated above.

Call Level:	100, which is 100% of the Initial Basket Level.
Payment at Maturity:
At maturity, if the notes have not previously been called, investors will receive for each note they hold an amount of cash that will vary depending on the Basket Level on October 11, 2011 (the “Final Review Date”) (the “Final Basket Level”), equal to:
•  If the Final Basket Level is at or above the Call Level on the Final Review Date: at least $1,165.00 per note (corresponding to at least 116.50% of the Stated Principal Amount).
•  If the Final Basket Level is lower than the Call Level but has not declined by more than 15% from the Initial Basket Level (the “Buffer”): the $1,000 Stated Principal Amount.
•  If the Final Basket Level has declined by more than the Buffer from the Initial Basket Level: $1,000   +   [$1,000   ×    (Basket Return   +   Buffer)   ×   Downside Leverage Factor].
In this scenario, investors will be exposed to the decline beyond the Buffer on a leveraged basis, and will lose 1.1765% (the “Downside Leverage Factor”) of their principal amount for every 1% decline in the Final Basket Level from the Initial Basket Level beyond the Buffer.  For example, if the Final Basket Level declines by 50% from the Initial Basket Level, investors will lose 41.1775% of their principal.

Terms continued on following page
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-9 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-7 of this document.
Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at .www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)
Please see “Supplemental Plan of Distribution” in this document and “Description of Notes—Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement for information about fees and commissions.

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

JPMorgan
Placement Agent
April 7, 2010

Terms continued from previous page:

Call Date:	The third business day following the applicable Review Date.
Buffer:	15%
Downside Leverage Factor:	1.1765
Basket Return:	The percentage change from the Initial Basket Level to the Final Basket Level, calculated as follows: (Final Basket Level – Initial Basket Level) / Initial Basket Level
Initial Basket Level:	Set to equal 100 on the Pricing Date
Final Basket Level:	The Basket Level on the Final Review Date
Basket Level:	For any Review Date, the Basket Level will be calculated as follows: 100 × [1 + (Platinum Return × 50%) + (Palladium Return × 50%)]
Platinum Return:	The Platinum Return on any Review Date is equal to: (Platinum Price − Initial Platinum Price) / Initial Platinum Price
Palladium Return:	The Palladium Return on any Review Date is equal to: (Palladium Price − Initial Palladium Price) / Initial Palladium Price
Basket Commodity Price:
For any trading day:
Platinum: the afternoon platinum fixing price per troy ounce gross of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such day
Palladium: the afternoon palladium fixing price per troy ounce gross of palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such day

Initial Platinum Price and Initial Palladium Price:	The applicable Basket Commodity Price on the Pricing Date (the “Initial Prices”)
Maturity Date†:	October 14, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	617482LH5 / US617482LH55
†Subject to postponement for non-trading days or certain market disruption events as described in “Description of Notes—Maturity Date” in the accompanying preliminary pricing supplement.

Additional Terms Specific to the Notes

You should read this document together with the preliminary pricing supplement dated April 7, 2010, as supplemented by the prospectus dated December 23, 2008 and the prospectus supplement dated December 23, 2008.  This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at .www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement No. 359 dated April 7, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310001016/dp17155_424b2-ps359.htm

•	Prospectus supplement dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003005/dp12094_424b2-seriesf.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus.  As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Early Call or at Maturity

The following table illustrates the hypothetical total return on the notes that could be realized on the applicable Call Date for a range of price movements in the Basket Commodities as shown under the column “Basket Appreciation / Depreciation at Review Date.” The table assumes that the percentages used to calculate the Call Price or Payment at Maturity applicable to the first, second, third, fourth, fifth and Final Review Dates are 2.75%, 5.50%, 8.25%, 11.00%, 13.75% and 16.50%, respectively, and would be paid if the Basket Level is at or above the Call Level regardless of the actual appreciation of the Basket Commodities, which may be significant; the actual percentages will be determined on the Pricing Date. There will be only one payment on the notes whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Call Date because the Basket Level would not have been at or above the Call Level and therefore no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

	Basket Level	Total	Total	Total	Total	Total	Total
	Appreciation/	Return at	Return at	Return at	Return at	Return at	Return at
Basket	Depreciation at	First	Second	Third	Fourth	Fifth	Final
Level	Review Date	Review Date	Review Date	Review Date	Review Date	Review Date	Review Date
200	100%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
190	90%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
180	80%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
170	70%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
160	60%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
150	50%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
140	40%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
130	30%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
120	20%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
110	10%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
100	0%	2.75%	5.50%	8.25%	11.00%	13.75%	16.50%
98	−2%	N/A	N/A	N/A	N/A	N/A	0.00%
95	−5%	N/A	N/A	N/A	N/A	N/A	0.00%
90	−10%	N/A	N/A	N/A	N/A	N/A	0.00%
85	−15%	N/A	N/A	N/A	N/A	N/A	0.00%
80	−20%	N/A	N/A	N/A	N/A	N/A	−5.88%
70	−30%	N/A	N/A	N/A	N/A	N/A	−17.65%
60	−40%	N/A	N/A	N/A	N/A	N/A	−29.41%
50	−50%	N/A	N/A	N/A	N/A	N/A	−41.18%
40	−60%	N/A	N/A	N/A	N/A	N/A	−52.94%
30	−70%	N/A	N/A	N/A	N/A	N/A	−64.71%
20	−80%	N/A	N/A	N/A	N/A	N/A	−76.47%
10	−90%	N/A	N/A	N/A	N/A	N/A	−88.24%
0	−100%	N/A	N/A	N/A	N/A	N/A	−100.00%

Hypothetical Payouts on the Notes Upon Automatic Early Call or at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated and assume the Initial Prices of the  Basket Commodities as indicated. The actual Initial Prices of the Basket Commodities will be determined on the Pricing Date. These hypothetical examples are for illustrative purposes only and may not represent the actual payments on the notes applicable to a purchaser of the notes.  The following examples illustrate the payout on the notes for a range of Basket Levels for each of the Review Dates.

Example 1: On the first Review Date, the Basket Level increases from the Initial Basket Level of 100 to a Basket Level of 105 due to the fact that the prices of both Basket Commodities have increased from their Initial Prices on such Review Date.

Step 1: Calculate the Return for each Basket Commodity.

Basket Commodity	Initial Price	Price on the first Review Date	Return
Platinum	$1,700.00	$1,785.00	5.00%
Palladium	$500.00	$525.00	5.00%

The returns set forth in the table above reflect the performance of each Basket Commodity, expressed as a percentage, from its Initial Price to its price on the first Review Date, calculated as follows:

(Price on the first Review Date   −   Initial Price)  /  Initial Price

Step 2: Calculate the Basket Level.

Basket Level	=	100 × [1 + (Platinum Return × 50%) + (Palladium Return × 50%)]
	=	100 x [1 + (5.00% x 50%) + (5.00% x 50%)]
	=	105

Step 3: Calculate the Payment at Maturity.

Because the Basket Level on the first Review Date of 105 is greater than the Call Level of 100, the notes are automatically called, and the investor receives a single payment of $1,027.50 per $1,000 principal amount note on the corresponding Call Date, calculated as follows:

$1,000    +    [$1,000    x    2.75]   =    $1,027.50

Example 2: The Basket Level decreases from the Initial Basket Level of 100 to a Basket Level of 95 on the first Review Date, 93 on the second Review Date, 90 on the third Review Date, 89 on the fourth Review Date, 87 on the fifth Review Date and 86 on the Final Review Date. On the Final Review Date, the price of platinum has increased from its Initial Price while the price of palladium has decreased from its Initial Price.

Step 1: Calculate the Return for each Basket Commodity.

Basket Commodity	Initial Price	Price on the Final Review Date	Return
Platinum	$1,700.00	$1,955.00	15.00%
Palladium	$500.00	$285.00	−43.00%

Step 2: Calculate the Basket Level.

Basket Level	=	100 × [1 + (Platinum Return × 50%) + (Palladium Return × 50%)]
	=	100 x [1 + (15.00% x 50%) + (−43.00% x 50%)]
	=	86

Because the Basket Level on each of the Review Dates is less than the Call Level of 100, the notes are not called prior to the Maturity Date. Therefore, we must calculate the Basket Return to determine the performance of the Basket from the Initial Basket Level to the Final Basket Level and to calculate the Payment at Maturity, if any.

Step 3: Calculate the Basket Return.

Basket Return	=	(Final Basket Level − Initial Basket Level) / 100
	=	(86 − 100) / 100
	=	−14.00%

Step 4: Calculate the Payment at Maturity.

Because the Final Basket Level has not declined by more than 15% from the Initial Basket Level, the Payment at Maturity is the Stated Principal Amount of $1,000 per $1,000 principal amount note.

Example 3: The Basket Level decreases from the Initial Basket Level of 100 to a Basket Level of 95 on the first Review Date, 93 on the second Review Date, 90 on the third Review Date, 85 on the fourth Review Date, 82 on the fifth Review Date and 80 on the Final Review Date. On the Final Review Date, the prices of both Basket Commodities have decreased from their Initial Prices.

Step 1: Calculate the Return for each Basket Commodity.

Basket Commodity	Initial Price	Price on the Final Review Date	Return
Platinum	$1,700.00	$1,360.00	−20.00%
Palladium	$500.00	$400.00	−20.00%

Step 2: Calculate the Basket Level.

Basket Level	=	100 × [1 + (Platinum Return × 50%) + (Palladium Return × 50%)]
	=	100 x [1 + (−20.00% x 50%) + (−20.00% x 50%)]
	=	80

Because the Basket Level on each of the Review Dates is less than the Call Level of 100, the notes are not called prior to the Maturity Date. Therefore, we must determine the Basket Return to determine the performance of the Basket from the Initial Basket Level to the Final Basket Level and to calculate the Payment at Maturity, if any.

Step 3: Calculate the Basket Return.

Basket Return	=	(Final Basket Level − Initial Basket Level) / 100
	=	(80 − 100) / 100
	=	−20.00%

Step 4: Calculate the Payment at Maturity.

Because the Final Basket Level has declined by more than 15% from the Initial Basket Level on the Final Review Date, the investor will receive a payment that is less than the Stated Principal Amount, calculated as follows for each $1,000 principal amount note:

Payment at Maturity	=	$1,000 + [$1,000 × (Basket Return + Buffer) × Downside Leverage Factor]
	=	$1,000 + [$1,000 x (−20.00% + 15%) x 1.1765]
	=	$941.18

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — If the Basket Level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 2.75%* x $1,000 if called on the first Call Date; (ii) at least 5.50%* x $1,000 if called on the second Call Date; (iii) at least 8.25%* x $1,000 if called on the third Call Date; (iv) at least 11.00%* x $1,000 if called on the fourth Call Date; (v) at least 13.75%* x $1,000 if called on the fifth Call Date; or (vi) if the notes have not been previously called, at least 16.50%* x $1,000 if the Basket Level is at or above the Call Level on the Final Review Date.  If the notes are not called prior to maturity, investors will receive for each note at maturity an amount in cash that will vary depending on the Basket Level on the Final Review Date, and which may be significantly less than the Stated Principal Amount of the notes and could be zero.  Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an Automatic Early Call or upon Payment at Maturity, is subject to our ability to pay our obligations as they become due.

*The actual percentages applicable to the six Review Dates above will be determined on the Pricing Date but will not be less than the Call Prices stated above.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC EARLY CALL FEATURE – While the original term of the notes is just under eighteen months, the notes will be called before maturity if the Basket Level on any of the first five Review Dates is at or above the Call Level and you will be entitled to the applicable payment corresponding to that Review Date as set forth above.

•
LIMITED PROTECTION AGAINST LOSS — If the notes are not called prior to maturity and the Final Basket Level declines by no more than the Buffer of 15% as compared to the Initial Basket Level, you will be entitled to receive the full principal amount of your notes at maturity.  If the Final Basket Level declines beyond the Buffer, and will lose 1.1765% of your Stated Principal Amount for every 1% decline in the Final Basket Level from the Initial Basket Level beyond the Buffer.

•
EXPOSURE TO THE BASKET COMMODITIES — Investors who believe they have underweight exposure to commodities can use the notes as an alternative to a direct investment in the Basket Commodities and gain access to the Basket Commodities.

•
TAX CONSIDERATIONS — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although the issuer believes that, under current law, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in a note.

Assuming this treatment of the notes is respected, the following U.S. federal income tax consequences should result based on current law:

o	a U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange, and

o
upon sale, exchange or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at such time, and short-term capital gain or loss otherwise.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Commodities.  These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated April 7, 2010.

•
THE NOTES DO NOT PAY INTEREST OR GUARANTEE THE RETURN OF ANY PRINCIPAL AT MATURITY — The terms of the notes differ from those of ordinary debt securities in that we do not pay you interest on the notes and do not guarantee to pay you any of the principal at maturity.  Instead, if the notes have not been automatically called prior to maturity, you will receive at maturity for each note you hold an amount in cash based on the Basket Level on the Final Review Date.  If the Final Basket Level has declined by more than 15% from the Initial Basket Level, which we refer to as the Buffer, you will be exposed to that decline beyond the Buffer on a leveraged basis, and will lose 1.1765% of your Stated Principal Amount for every 1% decline in the Final Basket Level from the Initial Basket Level beyond the Buffer.  For example, if the Final Basket Level declines by 50% from the Initial Basket Level, you will lose 41.1775%% of your principal.  As there is no minimum payment on the notes, you could lose your entire investment.

•
APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the notes is limited to the fixed return specified for each Review Date and at maturity, regardless of any greater price performance of the Basket Commodities, which could be significant.  In addition, the Automatic Early Call feature may limit the term of your investment to as short as three months.  If the notes are called prior to maturity, you may not be able to reinvest at comparable terms or returns.

•	MARKET PRICE OF THE NOTES MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS — In addition to the Basket Level on any day, the value of the notes will be affected by a number factors, including:
•
the prices of the Basket Commodities and futures contracts on the Basket Commodities, including in relation to the Call Level and the Buffer, and the volatility (frequency and magnitude of changes in value) of such prices;

•	whether the Basket Level on any Review Date has declined by more than 15% from the Initial Basket Level;
•	trends of supply and demand for the Basket Commodities generally;
•	interest and yield rates in the market;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Basket Commodities or commodities markets generally and which may affect the Basket Level;
•	the time remaining until the next Review Date and the maturity of the notes; and
•	any actual or anticipated changes to our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial loss if on that date the Basket Level is below the Call Level.

You cannot predict the future prices of the Basket Commodities based on historical prices.  If the notes are not called prior to maturity and the Final Basket Level declines by more than the Buffer, you will be exposed on a 1.1765 to 1 basis to any decline in the Final Basket Level from the Initial Basket Level below the Buffer and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the notes will be called prior to maturity or that the Final Basket Level will be at or above the Call Level such that you will receive at maturity an amount that is greater than the principal amount of your investment.

•	SPECIFIC COMMODITIES’ PRICES ARE AFFECTED BY NUMEROUS FACTORS SPECIFIC TO EACH MARKET. We describe the principal risks associated with investments in the Basket Commodities in the next paragraphs:

Platinum.  Platinum prices are primarily responsive to global supply and demand.  However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum.  Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, the Russian Federation and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries.  Platinum is used in a variety of industries and the automotive industry.  Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum.  Platinum is also used in the chemical industry, the electronics industry and the dental industry.  The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

Palladium.  The price of palladium has fluctuated widely over the past several years. Since the palladium supply is both limited and concentrated, any disruptions in the palladium supply tend to have an exaggerated effect on the price of palladium. Key factors that may influence prices are the policies and production and cost levels in the most important palladium-producing countries, in particular, Russia, South Africa and Canada (which together account for over 80% of production), the size and availability of the Russian palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of palladium in times of crises may also have a short-term negative impact on the price of palladium and may adversely affect the value of the notes. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair palladium’s price performance which may, in turn, have an adverse effect on the value of the notes. Palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium as a catalytic converter, accounts for more than 50% of the industrial use of palladium, and a continued decline in the global automotive industry may impact the price of palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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CHANGES IN THE PRICE OF ONE OF THE BASKET COMMODITIES MAY OFFSET CHANGES IN THE PRICE OF THE OTHER BASKET COMMODITY. Price movements in the Basket Commodities may not correlate with each other. At a time when the price of one Basket Commodity increases, the price of the other Basket Commodities may not increase as much, or may even decline.  Therefore, in calculating the Basket Level on any Review Date, increases in the price of one Basket Commodity may be moderated, or wholly offset, by a lesser increase or a decline in the price of other Basket Commodity.

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THE NOTES WILL NOT BE LISTED AND SECONDARY TRADING MAY BE LIMITED — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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INVESTMENTS LINKED TO COMMODITIES ARE SUBJECT TO SHARP FLUCTUATIONS IN COMMODITY PRICES. Investments, such as the notes, linked to the prices of commodities, are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts. These factors may affect the prices of the Basket Commodities and the value of your notes in varying and potentially inconsistent ways. As a result of these or other factors, the prices of the Basket Commodities may be, and have recently been, highly volatile.

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HEDGING AND TRADING ACTIVITY BY THE CALCULATION AGENT AND ITS AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE NOTES — One or more of our subsidiaries expect to carry out hedging activities related to the notes (and to other instruments linked to the Basket Commodities), including trading in related futures contracts on the Basket Commodities, and possibly in other instruments related to the Basket Commodities.  Some of our other subsidiaries also trade the Basket Commodities and other financial instruments related to Basket Commodities on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the Pricing Date could increase the Initial Basket Level and, as a result, the Call Level at or above which the Basket Level must be on any of the Review Dates in order for the notes to be automatically called prior to maturity or, if the notes are not called prior to maturity, in order for you to receive a payment at maturity that exceeds the Stated Principal Amount of the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the Basket Level on the Review Dates and, accordingly, whether the notes are automatically called prior to maturity and, if the notes are not called prior to maturity, the amount of cash you receive at maturity.

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THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE ORIGINAL ISSUE PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging the our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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THE CALCULATION AGENT, WHICH IS A SUBSIDIARY OF THE ISSUER, WILL MAKE DETERMINATIONS WITH RESPECT TO THE NOTES —  As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) will determine the Initial Basket Level, the Basket Level on each Review Date, whether the Basket Level on any Review Date is at or above the Call Level and therefore whether the notes will be called following such Review Date and whether a Market Disruption Event has occurred, and, if the notes are not called prior to maturity, will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of a market disruption event or calculation of any commodity price in the event of a market disruption event, may adversely affect the payout to you on the notes.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING IN FUTURES CONTRACTS OR IN FORWARD CONTRACTS ON THE BASKET COMMODITIES — Investing in the notes is not equivalent to investing in the Basket Commodities or in futures contracts or forward contracts on the Basket Commodities.  By purchasing the notes, you do not purchase any entitlement to the Basket Commodities, or futures contracts or forward contracts on the Basket Commodities.  Further, by purchasing the notes, you are taking credit risk of Morgan Stanley and not of any counter-party to futures contracts or forward contracts on the Basket Commodities.

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THERE ARE RISKS RELATING TO THE TRADING OF METALS ON THE LONDON PLATINUM AND PALLADIUM MARKET.  The Basket Commodities are traded on the London Platinum and Palladium Market, which we refer to as the LPPM. The prices of the Basket Commodities will be determined by reference to the fixing prices reported by the LPPM. The LPPM is a self-regulatory association of bullion market participants. Although all market-making members of the LPPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LPPM itself is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of the Basket Commodities may be adversely affected. The LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  Please read the discussion under “Selected Purchase Considerations ― Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes.  If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. The risk that buffered securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected commodity-linked securities.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections. On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the term of the notes, including on the Review Dates, could affect the Basket Level in a way that may affect whether or not the notes are called early or reduce the amount you receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performance of the Basket and the historical prices of the Basket Commodities from January 1, 2005 through April 5, 2010.  On April 5, 2010, the price of platinum was $1,660 and the price of palladium was $491.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.  In addition, the Basket Level on any trading day will not be determined with reference to data published by Bloomberg and instead will be based on the prices for the Basket Commodities determined and published by the LPPM.

The historical performance of the Basket and the historical prices of the Basket Commodities set out in the graphs below should not be taken as an indication of future prices, and no assurance can be given as to the Basket Level on any of the Review Dates.  We cannot give you any assurance that the notes will be called prior to maturity or that, if the notes are not so called, the Final Basket Level will be at or above the Call Level so that at maturity you will receive a payment in excess of the Stated Principal Amount of the notes.

Historical Performance of the Basket

Historical Prices of Platinum

Historical Prices of Palladium

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the issuer that will not exceed $12.50 per $1,000 principal amount note.